October 5, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Cecilia Blye

Mr. Roger Schwall

Fax: 703-813-6979

RE:   National Oilwell Varco, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 17, 2017 (“2016 Form 10-K”)

File No. 001-12317

Ladies and Gentlemen:

This letter responds to the comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) dated September 22, 2017. For your convenience, the Company’s responses are prefaced by the Commission’s comment in bold text. All capitalized terms used herein and not defined herein shall have the meanings given to them in our 2016 Form 10-K.

INSERT

1.	In your letter to us dated July 2, 2014, you discussed contacts with Syria. As you are aware, Syria is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. You do not provide disclosure about Syria in your Form 20-F. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria since your 2014 letter, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. You should describe any services, technology, products, equipment or components you have provided to Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the government of Syria or entities that it controls.

Response:

As noted in our July 2, 2014 response to the Staff’s comments (the “2014 Response Letter”), from and after 2011 through July 2, 2014, NOV was in the process of winding down its business in Syria. The Company no longer conducts business in Syria through subsidiaries, distributors or agents, and has had no recorded sales for the period 2014 to current. The Company has implemented compliance procedures to screen against sales to Syria, and is not aware of any indirect sales to Syria.

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2.	Please discuss the materiality of any contacts with Syria described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Response:

As noted in our 2014 Response Letter:

The Company’s current limited business contacts in Syria are winding down. The Company does not intend to engage in any activities in any of these countries in the future [including Syria]. Therefore, the Company does not believe its current limited contacts in Syria. . . are material on a qualitative basis.”

Response No. 1 describes NOV’s winding down actions, as noted above in response to comment No. 1. In winding down its Syria business, NOV, NOVDEL and NOVUK obtained a license from the OFAC to collect $141,543.00. NOVDEL applied in the UK for a license to collect other funds, but HM Treasury determined that no license was required. Collectively the revenue from winding down sales in Syria was not material to NOV from a quantitative point of view. Furthermore, in view of the license applications, the immaterial amount of sales revenue and other relevant factors, NOV believes its disclosures provide appropriate information to investors in making their investment decisions.

Since our 2014 Response Letter, the Company completed its winding down process and its sales directed into Syria are zero.

In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (713) 375-3965.

Sincerely,

/s/ Craig L. Weinstock
Craig L. Weinstock
Senior Vice President and General Counsel

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